Exhibit 99.2

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed

AMENDMENT TO FUTURE SALES AND PURCHASE AGREEMENT

（THIRD SUPPLEMENTAL AGREEMENT）

THIS THIRD SUPPLEMENTAL AGREEMENT (this "Agreement") is made on October 19,          2022

BETWEEN:

Ethereal Tech Pte. Ltd., whose principal place of business is at 111 North Bridge Road, #15-01 Peninsula Plaza, Singapore 179098  ("Ethereal"); and

Sphere 3D Corp. (NASDAQ: ANY), with its principal place of business at 125 South Market Street San Jose, CA 95113 USA (the "Purchaser").

RECITALS:

A.  WHEREAS, This Third Supplement Amendment (the "Agreement"), dated as of  October 19, 2022, to that certain Future Sales and Purchase Agreement （the "Purchase Agreement"）, dated as of July 30, 2021, as amended and supplemented pursuant to the supplemental agreement to futures sales and purchase agreement dated September 17, 2021 (the "First Supplemental Agreement") made between FuFu Technology Limited  and Sphere 3D Corp. and the supplementary agreement dated October 30, 2021 made among Ethereal, FuFu Technology Limited, and Sphere 3D Corp. (the "Second Supplemental Agreement"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

B.    WHEREAS, the Purchaser and Ethereal now desire to amend the Purchase Agreement to revise certain language contained therein; and

C.    WHEREAS, the Purchase Agreement may be amended in a written instrument signed by the Purchaser and Ethereal.

AGREEMENTS

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties agree as follows:

1. Without prejudice to Article 2 and 3 hereof, Section 1.1.2 of Appendix A, as supplemented by Section 1.1.2 Appendix C to the First Supplemental Agreement to the Future Sales and Purchase Agreement between the Purchaser and Ethereal, shall be deleted in its entirety, and replaced with Section 1.1.2 Appendix I hereto. Appendix D of the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement) shall be deleted in its entirety with no replacement.

2. As of the date hereof, the Parties mutually confirm that, with respect to the batches of Products set forth below (the "Delivered Products") under the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement ), the Purchaser has fulfilled its obligations of payment of the respective Total Price of the corresponding batch of Products, and Ethereal has fulfilled its entire obligations, including without limitation, shipping and delivery of the corresponding batch of Products, other than existing obligations with respect to Product warranties:

Batch Number	Shipping Schedule	Reference Quantity	Unit Price (US$)	Total Price (US$)
1	November 2021	500	[***]	[***]
2	December 2021	500	[***]	[***]
3	May 2022	2,000	[***]	[***]
4	June 2022	2,000	[***]	[***]

3. As of the date hereof, the Parties mutually confirm that with respect to the Products under the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement) other than the Delivered Products, the Purchaser has paid an aggregate of US$72,300,000 to Ethereal, details of which are as follows:

Batch Number	Shipping Schedule	Amount Paid (US$)	Paid Percentage of Total Price of the Corresponding Batch
3	July 2022	[***]	60%
4	August 2022	[***]	25%
5	September 2022	[***]	25%
6	October 2022	[***]	25%
7	November 2022	[***]	25%
8	December 2022	[***]	25%
In Total		[***]	/

4. Ethereal shall not hold the Purchaser's responsibility for the failure of  fully settlement of the above respective percentage of the Total Purchase Price before the prescribed deadlines according to Section 3.2 of the Futures Sales and Purchase Agreement, provided that the Parties fully perform and complete this Agreement without disputes.

[***]  = CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

5. Notwithstanding anything to the contrary contained in the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement) and this Agreement, the Parties mutually agree and confirm that upon the completion of the delivery of the Products as set forth in Section 1.1.2 of Appendix I hereof to the first carrier or the carrier designated by the Purchaser, the transactions as contemplated in the Futures Sales and Purchase Agreement, the First Supplemental Agreement and this Agreement shall complete in their entirety; Ethereal shall not hold the Purchaser's responsibility for breach of the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement). The Purchaser acknowledges and agrees that under no circumstances should the Purchase claim any right to Ethereal upon the completion of the delivery of the Products. Otherwise this Agreement shall be deemed to be null and void.

6. For avoidance of doubt, the Parties further confirm that after Ethereal delivers the Products as set forth in Section 1.1.2 of Appendix I hereof to the first carrier or the carrier designated by the Purchaser, Ethereal's obligations, other than existing obligations with respect to Product warranties, under the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement) and this Agreement shall have been performed completely; other than the delivery of Products as set forth in Section 1.1.2 of Appendix I hereof to the first carrier or the carrier designated by the Purchaser, Ethereal shall not be obliged to deliver any other cryptocurrency mining hardware and/or any other equipment under the Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement ) and/or this Agreement.

7. Except as modified herein, the Purchase Agreement and the First and the Second Supplemental Agreement shall remain in full force and effect. The Futures Sales and Purchase Agreement (as amended and supplemented pursuant to the First Supplemental Agreement and the Second Supplemental Agreement) and this Agreement shall be read and construed as one document.

8. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment. A signature delivered by facsimile shall constitute an original.

9. This Amendment shall be governed pursuant to Section 22 of the Purchase Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

ETHEREAL TECH PTE.LTD.

By:	/s/ Leo Liung
Name:
Title:

SPHERE 3D CORP.

By:	/s/ Patricia Trompeter
Name:	Patricia Trompeter
Title:	CEO

[SIGNATURE PAGE TO AMENDMENT TO PURCHASE AGREEMENT]

Appendix I

1. Products:

1.1 The information (including but not limited to the quantity, rated hashrate, unit price (the "Unit Price"), total price for one item (the "Total Price (One Item)"), total price for all the items (the "Total Purchase Price")) of Products to be purchased is as follows (the "Products"):

1.1.1 Product Type

Specifications	Description
Product	Super Computing Server，S19j Pro
Reference Hashrate/Item	~100TH/s
Reference Power Consumption/Item	~2950W
J/M@25℃ Environmental Temperature	~29.5
Remarks

1. Supplier and manufacture ("Bitmain") shall guarantee that the deviation scope of "J/M@25℃ Environmental Temperature" will not exceed 10%.

2. "Rated hashrate / unit" and "Rated power / unit" are for reference only and may defer from each batch or unit.  Bitmain makes no representation on "Rated hashrate / unit" and "Rated power / unit".

3. The Purchaser shall not refuse to accept the goods for reason that the actual parameters of delivered Products are not the same as the reference parameters.

1.1.2 The reference quantity, total rated hashrate, unit price and total price of the Products are as follows:

Batch	Product	Shipment Time	Reference Amount (Item)	Total Rated Hashrate (T)	Unit Price (USD/T)	Total Price (One Item) (USD)	Total Purchase Price (USD)
1	HASH Super Computing Server, S19j Pro	within one month after this Agreement signed and executed	2,000	200,000	[***]	[***]	[***]
2			5,000	500,000	[***]	[***]	[***]
5			5,327	532,700	[***]	[***]	[***]

1.1.3 Total Price of the Products listed above:

 Total Purchase Price (tax exclusive): [***]

 Tax: US$0

 Total Purchase Price (tax inclusive): [***]

1.2 Both Parties confirm and agree that Ethereal may adjust the total quantity based on the total hashrate, provided that the total hashrate of the Product(s) actually delivered by Ethereal to the Purchaser shall not be less than the total rated hashrate agreed in Article 1.1 of this Appendix I.  Ethereal makes no representation that the quantity of the actually delivered Products shall be the same as the quantity set forth in Article 1.1 of this Appendix I.

1.3 For avoidance of doubt, both Parties confirm and agree that all 12,327 Products  shall be delivered to the first carrier or the carrier designated by the Purchaser within one month after this Agreement signed and executed without regard to the batch numbers or unit price and so on. To perform Ethereal's delivery obligation, Etheral must provide delivery options to Purchaser consistent with past practice, and within 72 hours the Purchaser must elect its preferred option, and cooperate in providing contact information of the first carrier or the carrier designated by the Purchaser and pay the related logistic fee in full. Ethereal shall not be responsible for any delivery delay due to the failure of the  Purchaser's  cooperation or any other reasons not attributable to Ethereal.

[***]  = CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED

1.4 In the event that the manufacture publishes any new type of products with less J/T value and suspends the production of the type of the Products as agreed in this Agreement, Ethereal shall be entitled to release itself from any future obligation to deliver any subsequent Products by ten (10)-day prior notice to the Purchaser and continue to deliver new types of Products, the total rated hashrate of which shall be no less than such subsequent Products cancelled under this Agreement and the price of which shall be adjusted in accordance with the J/T value.  In the event that the Purchaser explicitly refuses to accept the new types of Products, the Purchaser is entitled to request for a refund of the remaining balance of the Purchase Price already paid together with an interest at 0.0333% per day on such balance for the period from the next day following the payment date of such balance to the day immediately prior to the date of the request of such refund.  If the Purchaser accepts the new types of Products delivered by Ethereal, Ethereal shall be obliged to deliver such new types of Products to fulfill its obligations under this Agreement.  The Purchaser may request to lower the actual total hashrate of the Products delivered but shall not request to increase the actual total hashrate to the level exceeding the total rated hashrate as set out in this Agreement.  After the manufacture publishes the new types of Products and if the manufacture has not suspended the production of the types of Products in accordance with this Agreement, Ethereal shall continue to deliver such agreed types of Products in accordance with this Agreement and the Purchaser shall not terminate this Agreement or refuse to accept the Products on the grounds that the manufacture has published new type(s) of Products.

2. At any time prior to the delivery, Ethereal is entitled to, by written notice, request the Purchaser to enter into a separate purchase agreement and Ethereal and the Purchaser, if so requested, shall cooperate with Ethereal to enter into such purchase agreement, failing which Ethereal is entitled to request the Purchaser to continue to perform its obligations under this Agreement.